FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES Ps. 686.2 MILLION CONTRACT WITH
CONAGUA FOR CONSTRUCTION OF A PUMPING PLANT IN
MEXICO STATE

Mexico City, November 18, 2009 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announces that its subsidiary COTRISA signed a public works contract with the National Water Commission to construct the ”Caldera” pumping plant in Ixtapaluca, Mexico State. The Ps. 686.2 million unit price, fixed term public works contract is expected to be executed in a term of 305 days.

The project includes the construction of two suction shafts with a diameter of 20 meters and a depth of 36 meters, using the Milan wall method. The project also includes the procurement and installation of 16 pumps with a pumping capacity of 2m3/second, eight pumps with a 1m3/sec capacity, ten electrical generators, and a system of self-cleaning grates. The station will have a total pumping capacity of 40 cubic meters of water per second.

The Caldera pumping plant is part of the overall Río La Compañía Tunnel project, and forms an integral part of the Potable Water Supply and Waste Water Management Program for the Valley of Mexico. The principal objective of the Rio de La Compañia project is to improve management of rainwater and wastewater and prevent flooding that affects the residents of the municipalities of Chalco, Valle de Chalco, and Ixtapaluca.

This is the first major project awarded to COTRISA since it was acquired by ICA in September 2009.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications

Luciana Garcia (5255) 5272 9991 x 3697 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2009

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer